SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     FORM 12B-25

                                             Commission File Number  000-21715

                              NOTIFICATION OF LATE FILING

                                    (Check One):

[  ] Form 10-K    [  ] Form 11-K    [  ] Form 20-F   [ X ] Form 10-Q
[  ] Form N-SAR

     For Period Ended:  June 30, 1997
[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
     For the Transition Period Ended:
     Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                              PART I
                         REGISTRANT INFORMATION
Full name of registrant    Air South Airlines, Inc.
Former name if applicable

Address of principal executive office (Street and number)
     1800 St. Julian Place - 4th Floor
City, state and zip code   Columbia, SC 29204

                              PART II
                         RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III
                              NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is unable to file timely its quarterly report on Form 10-Q without unreasonable expense and effort. Specifically, the Registrant is an FAA Part 121 certified carrier and is subject to inspections pursuant to the National Air Safety Inspection Program ("NASIP"). A NASIP inspection is scheduled to begin on August 18, 1997. A successful NASIP inspection is critical to the operations of Registrant. For this reason, management personnel necessary for the completion of information required in the quarterly report on Form 10-Q have been occupied in preparing for the NASIP inspection. The Registrant's quarterly report on Form 10-Q will be filed no later than August 19, 1997.


                              PART IV
                         OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Robert D. Pannell, Esq.          (404)                     817-6000
          (Name)                   (Area Code)              (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that the net loss per share for the six months ended June 30, 1997 will be $2.25, as compared to a net loss per share for the six months ended June 30, 1996 of $1.49.

                              Air South Airlines, Inc.
               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:     August 15, 1997          By:  /s/ George McConnaughey
                                        George McConnaughey
                                        Vice President and Chief
                                          Financial Officer